January 13, 2025

Matthew Field
Chief Financial Officer
Joby Aviation, Inc.
333 Encinal Street
Santa Cruz, CA 95060

        Re: Joby Aviation, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            Response dated December 13, 2024
            File No. 001-39524
Dear Matthew Field:

        We have reviewed your December 13, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
December 5, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
General

1.     Please update the Company   s risk disclosures to generally describe (i)
the Company   s
       analysis of its/its subsidiaries    status under Section 3(a)(1)(C),
Section 3(c)(12), and
       under Rule 3a-8 and (ii) the risks to the Company should it/its subsidiaries not be eligible to rely on such exemptions.
 January 13, 2025
Page 2

       Please contact Mindy Hooker at 202-551-3732 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Manufacturing